NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

Copperstone Mine Plan of Operations Accepted by the BLM

November 23, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to announce that the United States Department of the Interior’s Bureau of Land Management ("BLM") has accepted as complete the Copperstone Mining Plan of Operations and started the National Environmental Policy Act (“NEPA”) process for the 100% owned Copperstone Gold Project in Arizona. The BLM will be the lead governmental agency with oversight of the permitting for Bonanza's mining operations. The NEPA process will document and assess cultural and environmental matters at the Copperstone Mine. No NEPA issues are anticipated as the project is totally within the existing area of surface disturbance with no new disturbance planned or expected.

The acceptance of the Mining Plan of Operations by the BLM represents a significant milestone in the advancement of the Copperstone project towards gold mining production.

The Copperstone Gold project produced nearly one-half million ounces of gold between 1987 and 1993. After several years of exploration and resource definition drilling and pre-mining studies, Bonanza is currently planning the re-activation of mining at Copperstone, moving from open pit surface mining of the past to future underground mining of high grade gold mineralization.

Copperstone Summary

The Copperstone Property is located in western Arizona, within a gold province containing a total known gold endowment of over 40 million ounces of gold. Bonanza has invested substantial drilling and other development works in the development of Copperstone, and expects those programs to culminate in a Feasibility Study announcement this month.

Copperstone’s previously announced 43-101 compliant gold resources, dated March 2006, based on a cutoff grade of 5.1 g/t gold, and capped at 137 g/t gold are:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona, is well financed and has no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

The qualified person who is responsible for the preparation of the technical information in this press release is Chris Pratt, Bonanza's Geologist at Copperstone. Mr. Pratt is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term "Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com